haynesboone

October 17, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street NE
Washington, DC 20549
Attn: Larry Spirgel

RE:	SendTec, Inc. Preliminary Proxy Statement on Schedule 14A Filed September 12, 2006 File No. 0-51702

Ladies and Gentlemen:

We are securities counsel to SendTec, Inc., a Delaware corporation (the ‘‘Company’’). We hereby submit, on behalf of the Company, responses to the comment letter from the Division of Corporation Finance dated October 11, 2006 relating to the Company’s Preliminary Proxy Statement on Schedule 14A filed on September 12, 2006 (the ‘‘Preliminary Proxy Statement’’). Our responses are numbered to correspond to the comments of the staff of the Division of Corporation Finance (the ‘‘Staff’’) and are filed in conjunction with Amendment No. 1 to the Preliminary Proxy Statement (‘‘Amendment No. 1’’), which amends the Preliminary Proxy Statement.

Background of the Proposal, page 2

1. Please clearly disclose the terms of the Senior Secured Convertible Debentures, including the applicable interest rate and repayment terms.

The Company has added the requested disclosure on page 2 of the proxy statement.

Modified Terms of Debentures and Related Agreements, page 4

2. In the first sentence of the third paragraph, please clarify whether 50% of the original principal amount of the debentures may automatically convert into shares of common stock or if they will automatically convert into shares of common stock under the specified conditions.

The Company has revised the cited language to clarify that 50% of the original principal amount of the debentures will automatically convert into shares of common stock under the specified conditions.

3. In the fourth sentence of the third paragraph, it appears that you should refer to the average daily trading volume rather than the average daily dollar volume. Please revise or advise.

The existing language is accurate. The Company’s agreement with the holders of the debentures contemplates the use of the dollar value of the average daily trading volume of the Company’s common stock as a condition for the automatic conversion of the principal amount of the debentures.

4. To provide context to your description of the proposed amendments to the debentures, please provide current information about your trading price and trading volume of your common stock and state how the amendments would operate using the current information.

The Company has added the requested disclosure on page 4 of the proxy statement.

5. In your response to this comment, tell us whether you intend to use the Form SB-2 declared effective on July 14, 2006 to cover the resale of the shares underlying the debentures or other securities issuable as a result of the proposed amendments. If so, tell us why you believe that resales under that registration statement would be appropriate once the terms of the debentures are amended.

The Company intends to file a new registration statement on Form SB-2 which shall register for resale the additional shares of common stock issuable upon conversion of the Debentures, as modified as a result of the proposed amendments, and which shall, pursuant to Rule 429, serve to update as a post-effective amendment, the Company's previous registration statement on Form SB-2 (File No. 333-132586) which relates to shares of common stock initially issuable upon conversion of the Debentures pursuant to the original terms thereof and certain other shares of the Company's common stock.

Additional Terms of the Letter Agreement, page 4

6. To provide context, please compare the EBITDA and cash balances you were required to meet under the previously amended financial covenants to your historical EBITDA and cash balances for 2006. Provide similar context to the discussion of the proposed amendments.

The Company has added the requested disclosure to page 5 of the proxy statement.

7. Disclose the approximate amount that you would have to pay to the debenture holders if you default on your obligations under the debentures.

The Company has added the requested disclosure to page 5 of the proxy statement.

8. Please explain why it would be more favorable to you to have financial covenants based upon net revenues in accordance with GAAP rather than EBITDA.

The Company has added the requested disclosure to page 5 of the proxy statement.

Illustration of Potential Redemption/Conversion of the Debentures, page 6

9. Revise this section to clarify, if true, that the headings over each column in the tables on pages 6 through 7 represents varying levels of outstanding principal on the debentures, after giving effect to different amounts of cash payments on the $34.95 million of debentures. In addition, state that the company currently owes the entire $34.95 million principal amount of the debentures.

The Company has made the requested revisions to page 6 of the proxy statement.

Other Information, page 7

10. We note that certain debenture holders have agreed to vote for the increase in authorized shares of common stock. Disclose the percentage of shares that the shares held by these debenture holders represent.

The Company has added the requested disclosure to page 7 of the proxy statement.

Security Ownership of Certain Beneficial Owners and Management, page 8

11. To the extent not widely held, identify the natural person(s) who exercise voting or investment control over the shares beneficially owned by LB I Group Inc., MHB Trust, Leslie T. Altavila Revocable Trust, and Palisades Master Fund, L.P.

The Company has added additional disclosure based upon information provided by the named entities with respect to the MHB Trust and the Leslie T. Altavila Revocable Trust, and notes the following:

(i)	Lehman Brothers Inc. is the parent company of LB I Group Inc. Lehman Brothers Holdings Inc., a public reporting company, is the parent company of Lehman Brothers Inc.; and

(ii)	Palisades Master Fund’s beneficial ownership of the Company’s common stock is presently less than 5% of the Company’s outstanding common stock and has been removed from the beneficial ownership table. Andrew Reckless is the natural control person of Palisades Master Fund.

* * * * * *

Closing

We have carefully reviewed the staff’s comments and have set forth our responses above. We have incorporated such responses, where applicable, in Amendment No. 1. For your convenience, we have included three (3) copies of both a marked (compared to the Preliminary Proxy Statement filed September 12, 2006) and a clean copy of Amendment No. 1.

We welcome further discussion on any of our points addressed within this response letter. Should you have any questions, please contact Benjamin Reichel at (212) 659-4988, Gregory Kramer at (212) 659-4984 or the undersigned at (212) 659-4973.

Sincerely,
/s/ Harvey J. Kesner Harvey J. Kesner

cc:	Paul Soltoff Donald Gould